UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3097

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 7

(1)	Names of reporting persons Marc Stad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.9%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes (i) 1,565,395 Class A common shares, par value $0.00005 per share (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the Company’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

(2)

Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 3 of 7

(1)	Names of reporting persons Dragoneer Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.9%(2)
(14)	Type of reporting person (see instructions) IA, OO

(1)	Includes (i) 1,565,395 Class A Common Shares and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.
(2)

Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 4 of 7

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 1, 2022, as amended and supplemented by Amendment No. 1 on January 6, 2023 and Amendment No. 2 on January 11, 2023 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Statement”), with respect to the Class A Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Arcade OF V Holdings, LLC is the direct holder of $80,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 2,758,624 Class A Common Shares at the option of the holder. Dragoneer Adviser is the investment adviser to Dragoneer Opportunities Fund V, L.P., which is the sole member of Arcade OF V Holdings, LLC.

Arcade GF II Holdings, LLC is the direct holder of $20,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 689,656 Class A Common Shares at the option of the holder. Dragoneer Global Fund II, L.P. (“DGF II”) is the sole member of Arcade GF II Holdings, LLC and directly holds 1,565,395 Class A Common Shares. Dragoneer Adviser is the investment adviser to Dragoneer Global Fund II, L.P.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Common Shares (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes). Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Shares of the Company (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes).

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Class A Common Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with General Atlantic and the Founders that own Class A Common Shares and Class B Common Shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Common Shares beneficially owned by any other person(s), General Atlantic or the Founders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Common Shares or Class B Common Shares of the Company that are beneficially owned by any other person(s), General Atlantic or the Founders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), General Atlantic or the Founders.

Based on the GA Schedule 13D Amendments, General Atlantic, together with its affiliated funds, beneficially owns 5,827,504 Class A Common Shares including 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic and 4,103,366 Class A Common Shares. Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic, General Atlantic beneficially owns approximately 14.5% of the outstanding Class A Common Shares, as calculated in accordance with Rule 13d-3(d)(1)(i). The GA Schedule 13D Amendments state that a fund affiliated with General Atlantic, as a shareholder of isaac, acquired

CUSIP No. G04553106	Page 5 of 7

2,919,432 Class A Common Shares in connection with the Company’s acquisition of isaac, which closed on January 2, 2023, in consideration for the shares of isaac owned by that fund. The GA Schedule 13D Amendments further state that such fund may be entitled to receive up to an additional 121,644 Class A Common Shares that are subject to holdback provisions for a period of eighteen months in connection with the acquisition of isaac by the Company.

Based on Amendment No. 1 to Schedule 13D filed by Oto Brasil de Sá Cavalcante and the other reporting person therein with the SEC on January 11, 2023, Oto Brasil de Sá Cavalcante and the other reporting person beneficially own 19,103,363 Class B Common Shares, which represents approximately 33.1% of the Class A Common Shares reported to be outstanding based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 19,103,363 Class A Common Shares issuable upon conversion of the Class B Common Shares, approximately 69.7% of the total number of outstanding Class B Common Shares and voting power of approximately 61.1%. The percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

Based on Amendment No. 2 to Schedule 13D filed by Ari de Sá Cavalcante Neto and the other reporting person therein with the SEC on February 24, 2023, Ari de Sá Cavalcante Neto and the other reporting person beneficially own 397,349 Class A Common Shares and 8,297,485 Class B Common Shares, which represent approximately 18.6% of the total number of Class A Common Shares based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 8,297,485 Class A Common Shares issuable upon conversion of the Class B Common Shares, approximately 30.3% of Class B Common Shares outstanding and voting power of approximately 26.7%. The percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

Accordingly, in the aggregate, the Reporting Persons, General Atlantic and the Founders may be deemed to beneficially own 38,639,376 Class A Common Shares, comprised of an aggregate of 6,066,110 Class A Common Shares, 5,172,418 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes and 27,400,848 Class A Common Shares issuable upon conversion of Class B Common Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 54.3% of the total number of Class A Common Shares based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) an aggregate of 32,573,266 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes and Class B Common Shares beneficially owned by the Reporting Persons, General Atlantic and the Founders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented as follows:

On March 29, 2023 the Company and Dragoneer Adviser entered into a non-disclosure agreement (the “Non-Disclosure Agreement”) pursuant to which Dragoneer Adviser agreed to keep confidential any non-public information that may be received by Dragoneer Adviser or its affiliates in connection with the non-binding going private proposal reported in the Form 6-K filed by the Company with the Securities and Exchange Commission on January 26, 2023 (such information, the “Non-Public Information”). The Non-Disclosure Agreement will terminate on the earlier of the two year anniversary of the Non-Disclosure Agreement or the consummation of a transaction by the parties or their affiliates. The Non-Disclosure Agreement includes a standstill provision (the “Standstill Provision”) that lasts for 230 days from the date of the Non-Disclosure Agreement (the “Standstill Period”).

The Standstill Provision provides, among other things and subject to certain exceptions, that during the Standstill Period, unless specifically invited in writing by the Company, Dragoneer Adviser and its affiliates who receive Non-Public Information are restricted from, (i) acquiring or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any equity securities of the Company or rights to acquire any equity securities of the Company, (ii) effecting or seeking, proposing or offering (whether publicly or otherwise and whether or not subject to conditions) to effect, or publicly announcing any intention to effect or cause or participate in (a) any unsolicited tender or exchange offer for the acquisition of all or substantially all of the assets of the Company or any of its affiliates or (b) any solicitation of proxies to vote with respect to the voting securities of the Company in the election of directors of the Company, (iii) forming or joining a “group” within the meaning of Section 13(d)(3) of the Exchange Act except with Oto Brasil de Sá Cavalcante Neto and Ari de Sá Cavalcante Neto

CUSIP No. G04553106	Page 6 of 7

(together with Oto Brasil de Sá Cavalcante Neto, the “Founders”) and General Atlantic L.P., (iv) seeking to change control of, or representation on, the board of directors of the Company, (v) taking any action that would require the Company to make a public announcement regarding any of the matters set forth in the Standstill Provision, or (vi) enter into any discussions, arrangements, contracts or understandings with any third party providing for any of matters restricted in the Standstill Provision with persons other than the Founders and General Atlantic L.P. In addition, during the Standstill Period, Dragoneer Adviser may not request, or solicit or induce another person to request, that Dragoneer Adviser or any of its representatives, directly or indirectly, to amend or waive the Standstill Provision if any such request, solicitation or inducement would reasonably be expected to require the Company to make a public announcement regarding any of the matters set forth in the Standstill Provision. Dragoneer Adviser is not prohibited from making a private indication of interest regarding an acquisition to the Company for consideration by the board of directors and the special committee of the Company, provided that any such indication would not reasonably be expected to require the making of a public announcement thereof and would not require public disclosure of Non-Public Information. The Standstill Provision does not restrict dispositions of securities of the Company.

The Standstill Provision becomes inoperative, and the Standstill Period ends, upon certain events including, among other events and subject to certain exceptions, (i) the Company entering into a definitive agreement with a third party other than Dragoneer Adviser or its controlled affiliates providing for a transaction that, after the consummation thereof, results in (a) the Company’s stockholders ceasing to own securities representing 50% or more of the total voting power or economic interest, or 50% or more of the consolidated total assets, of the Company (or any successor or resulting entity or its parent) or (b) the Company no longer being required to register any of its securities under Section 12 of the Exchange Act, (ii) a tender or exchange offer made by any other person or group that does not include the Reporting Persons or General Atlantic L.P. or their affiliates to acquire securities representing (a) 50% or more of the outstanding voting securities or economic interest of the Company or (b) 50% or more of the outstanding voting securities or economic interest of the Company not owned by Ari de Sá Cavalcante Neto or Oto Brasil de Sá Cavalcante, and in either case the Company fails to recommend to its shareholders the rejection of such offer within 10 business days of commencement thereof or withdraws its recommendation of rejection and recommends acceptance thereof, (c) the Company issues to any person or group securities representing 50% or more of the total voting power or economic interest of the Company, or (d) any person or group (in each case, that does not include General Atlantic L.P. or its affiliates or Dragoneer Adviser or its affiliates) commences a proxy solicitation in which the person or group would be able to elect 75% or more of the board of directors of the Company.

CUSIP No. G04553106	Page 7 of 7

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: March 31, 2023

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Marc Stad
Name: Marc Stad Title: Sole Member